FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2004

Commission File number: 333-09678

PDVSA FINANCE LTD.
(Exact Name of Registrant as Specified in its Charter)

Caledonian Bank & Trust Ltd.
Caledonian House, P.O. Box 1043
George Town, Grand Cayman

Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

TABLE OF CONTENTS

Item

1.	Press Release Announcing the Completion and Settlement of the Tender Offer and Consent Solicitation for Outstanding Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PDVSA Finance Ltd.

Date: August 3, 2004	By:	/s/ José Alejandro Rojas
		Name:	José Alejandro Rojas
		Title:	President